Withheld
Common shareholders voted as indicated below:   Affirmative      Authority

Election of Deborah A. DeCotis
Class I to serve until 2015                     12,843,337       214,063

Re-election of Hans W. Kertess
Class I to serve until 2015                     12,827,632       229,768

Re-election of William B. Ogden, IV
Class I to serve until 2015                     12,847,884       209,516

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Bradford K. Gallagher, James A. Jacobson, John C. Maney+ and Alan Rappaport, continued to serve as Trustees of the Fund.

+ Interested Trustee